LIPOCINE INC.

November 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       Lipocine Inc.—Registration Statement on Form S-3 (File No. 333-250072)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-250072) (as amended, the “Registration Statement”) of Lipocine Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on November 23, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Dan Lyman at (801) 477-4028.

Very truly yours,

LIPOCINE INC.

/s/ Morgan R. Brown

Morgan R. Brown

Executive Vice President and Chief Financial Officer